August 21, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (949) 725-0619

Daniel D. Rosenthal
Chief Executive Officer
Downey Financial Corp.
350 Jamboree Road
Newport Beach, CA 92660

   Re: Downey Financial Corp.
     Definitive 14A
     Filed March 9, 2007
     File No. 01-13578

Dear Mr. Rosenthal:

  We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

  In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

  If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Committee, page 7

1. It appears that the Board retains some authority to grant final approval of executive compensation. Revise your disclosure to discuss the Board's role and processes in approving executive compensation. Please refer to Item 407(e)(3)(i) of Regulation S-K.

Compensation Discussion and Analysis, page 14

2. You provide a brief description of your compensation program for the named executive officers, including reference to your evaluation of peer compensation as well as performance measurements that you considered. However, the disclosure does not go on to analyze of how the Committee applied the principles that were discussed in making compensation decisions for 2006. For example, you do not discuss the Committee's reasons for granting increases in the named executive's base salary in 2006. Revise your Compensation Discussion and Analysis to analyze how the compensation program was implemented during the relevant period, including a discussion of significant factors considered and how they affected compensation awards.

3. Revise your disclosure to specifically disclose the performance targets which the Committee uses to determine the adjusted business performance portion of your bonus determination. Revise your Compensation Discussion and Analysis to disclose the specific items of company performance, such as those relating to earnings per share, return on average shareholders' equity, and other operational and strategic objectives and how your incentive awards are specifically structured around such performance goals. For example, discuss the performance necessary to achieve the 80% of target performance threshold necessary to allow cash bonuses to be paid, the target amount necessary to reach the target bonus amount and the performance which would be necessary to allow for the maximum business performance adjustment. Please note that qualitative goals generally need to be presented to conform to the requirements of Items 402(b)(1)(v) and 402(b)(2)(v) of Regulation S-K. Furthermore, you should also discuss any instances where the Committee exercised its discretion to adjust the measurement amounts, the targets or to make awards not supported by the objective formula discussed on page 15.

4. To the extent that you determined that it was appropriate to omit specific targets, provide the staff with your analysis supporting your determination that the targets were confidential because their disclosure would expose Downey Financial to competitive harm. Also, for any excluded targets you must provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. The disclosure provided in response to Instruction 4 should avoid general statements regarding the level of difficulty, or ease, associated with achieving performance goals either

corporately or individually which are not sufficient. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. You should provide insight into the factors considered by the Committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

5. Revise your discussion of the determinations made under the non-equity incentive plan to disclose and analyze the effect of individual performance on incentive compensation. Revise your disclosure to provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Items 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K.

6. The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. In this regard, we note wide disparities in the compensation awarded to Messrs. Rosenthal, Prince, Piscitelli and MacDonald as compared to that awarded to Mr. Cote. We would expect to see a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the Chief Financial Officer. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

Competitive Compensation Conditions, page 19

7. You disclose that one of the key elements that the Committee considered in setting compensation amounts the competitiveness of your compensation package compared to your peer companies. Revise your disclosure to clarify how the Committee used the results of your peer group analysis as part of its determination of compensation during the relevant period. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(xiv) of Regulation S-K.

Summary Compensation Table, page 21

8. It appears that Mr. Cote joined the firm in March 2006. Item 402(a)(3)(11) requires that you include information required by Item 402 with regard to all individuals who served as the company's principle financial officer during the

financial period, even on an interim basis. Revise your disclosure to include all named executive officers covered by Item 402(a)(3) of Regulation S-K.

Potential Payments upon Termination or Change in Control, page 24

9. Revise this section, or the Compensation Discussion and Analysis, to describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

10. Revise your disclosure to discuss the provisions which determine the amounts payable to the named executive officers, absent a change in control. Please refer to Item 402(j) of Regulation S-K.

Closing Comment

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel